SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For December 2021
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park
1709
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐

No
☑
If ''Yes''

is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2021, incorporated by reference herein:
Exhibit

99.1

Release dated December 7, 2021, “DEALINGS IN SECURITIES”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: December 7, 2021

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“ DRDGOLD ”)
DEALINGS IN SECURITIES

Shareholders of DRDGOLD (“ Shareholders ”) are advised that in terms of the equity settled long-term incentive scheme (“ LTI Scheme
”), as approved by

Shareholders on 2

December 2019, qualifying employees

are awarded
conditional

shares

on

an

annual

basis,

comprising

performance

shares

(80%

of

the

total

conditional

shares
awarded) and retention shares (20% of the total conditional

shares awarded) (“
Awards
”).

Awards vest 3 years

after grant date

(“
Vesting Period
”), subject to

the rules of

the LTI Scheme, including certain
performance conditions being met.

Notwithstanding the Vesting Period, the LTI Scheme made provision for

50%
of the Awards made

in December 2019 (“
2019 Awards
”) to vest in

December 2021 (being

2 years after the

grant
date) and the remaining 50% to vest in December 2022 (being 3 years after the grant date),

subject to the rules
of the LTI Scheme. Vested

Awards are settled in the form of DRDGOLD ordinary shares (“
DRDGOLD Shares ”)
at a zero-exercise price.
DRDGOLD hereby advises

Shareholders that the

2019 Awards to

directors, prescribed officers

and the

company
secretary of DRDGOLD and its

major subsidiaries have partially vested and

certain directors, prescribed officers
and the company secretary of DRDGOLD and its major subsidiaries have sold all or a portion of the DRDGOLD
Shares received pursuant to such vesting, as further detailed below:
Nature of transactions and class of securities:
Off-market

vesting

of

50%

of

the

2019

Awards

on
2 December 2021

(“
Vesting
”)

and

the

subsequent
on-market sale

of DRDGOLD

Shares received

pursuant to
the Vesting (“ Sale ”)
Nature and extent of interests: Direct beneficial
Dates and pricing applicable to the Sales:
Date of Sale Volume
weighted
average price
per DRDGOLD
Share
Highest trading
price per
DRDGOLD
Share
lowest trading
price per
DRDGOLD
Share
Transaction 1 2 December
2021
R14.02980 R14.30 R14.00
Transaction 2 3 December
2021
R14.01732 R14.06 R14.00
Name of director of DRDGOLD: Niël Pretorius
Vesting
Number of conditional shares subject to Vesting:

534 661

(427 729

performance

shares

and

106 932
retention shares)
Deemed value of vested conditional shares: R7 886 249.75 (note 1)

Sales
Transaction 1:
- Number of DRDGOLD Shares: 14 909
- Total value of transaction:
R209 170.29

Transaction 2:
- Number of DRDGOLD Shares: 90 091
- Total value of transaction: R1 262 834.38
The table

below provides

a summary

of the

participation by

Mr Niël

Pretorius in

the LTI

Scheme, following
the abovementioned Vesting:
Grant date Number of
conditional shares
awarded which
remain subject to
vesting
Deemed value

(note 2)
Vesting date
2 December 2019 534 661 (427 729
performance shares
and 106 932 retention
shares)
R3 288 165.15 2 December 2022 (note 3)
22 October 2020 332 497 (265 998
performance shares
and 66 499 retention
shares)
R6 460 416.71 22 October 2023
20 October 2021 549 986 (439 989
performance shares
and 109 997 retention
shares)
R7 452 310.30 20 October 2024
Name of director of DRDGOLD: Riaan Davel
Vesting
Number of conditional shares subject to Vesting:

258

761

(207

009

performance

shares

and

51

752
retention shares)
Deemed value of vested conditional shares: R3 816 724.75 (note 1)
Sales
Transaction 1:
-

Number of DRDGOLD Shares:
17 085
-

Total

value of transaction:
R239 699.13
Transaction 2:
-

Number of DRDGOLD Shares:
103 238
-

Total

value of transaction:
R1 447 120.08
The table

below provides

a summary

of the

participation

by Mr

Riaan

Davel

in the

LTI

Scheme,

following
the abovementioned Vesting:

Grant date Number of conditional
shares awarded which
remain subject to vesting
Deemed value

(note 2)
Vesting date
2 December 2019 258 761 (207 009
performance shares and
51 752 retention shares)
R1 591 380.15
2

December

2022

(note
3)
22 October 2020 160 919 (128 735
performance shares and
32 184 retention shares)
R3 126 656.17 22 October 2023
20 October 2021 292 796 (234 237
performance shares and
58 559 retention shares)
R3 967 385.80 20 October 2024
Name of prescribed officer of DRDGOLD: Jaco Schoeman
Vesting
Number of conditional shares subject to Vesting:

258

761

(207

009

performance

shares

and

51

752
retention shares)
Deemed value of vested conditional shares: R3 816 724.75 (note 1)
Sales
Transaction 1:
-

Number of DRDGOLD Shares:
26 092
-

Total

value of transaction:
R366 065.54
Transaction 2:
-

Number of DRDGOLD Shares:
157 669
-

Total

value of transaction:
R2 210 096.83
The

table

below

provides

a

summary

of

the

participation

by

Mr

Jaco

Schoeman

in

the

LTI

Scheme,
following
the abovementioned Vesting:
Grant date Number of conditional
shares awarded which
remain subject to
vesting
Deemed value

(note 2)
Vesting date
2 December 2019 258 761 (207 009
performance shares and
51 752 retention shares)
R1 591 380.15 2 December 2022 (note 3)
22 October 2020 160 919 (128 735
performance shares and
32 184 retention shares)
R3 126 656.17 22 October 2023
20 October 2021 292 796 (234 237
performance shares and
58 559 retention shares)
R3 967 385.80 20 October 2024

Name of prescribed officer /

company secretary of
DRDGOLD: Elise Beukes
Vesting
Number of conditional shares subject to Vesting:

38 181 (30 545 performance shares and 7 636 retention

shares)
Deemed value of vested conditional shares: R563 169.75 (note 1)
Sales
Transaction 1:
-

Number of DRDGOLD Shares:
5 421
-

Total

value of transaction:
R76 055.55
Transaction 2:
-

Number of DRDGOLD Shares:
32 760
-

Total

value of transaction:
R459 207.40
The

table

below

provides

a

summary

of

the

participation

by

Ms

Elise

Beukes

in

the

LTI

Scheme,
following
the abovementioned Vesting:
Grant date Number of
conditional shares
awarded which
remain subject to
vesting
Deemed value

(note 2)
Vesting date
2 December 2019 38 181 (30 545
performance shares
and 7 636 retention
shares)
R234 813.15 2 December 2022 (note 3)
22 October 2020 23 744 (18 995
performance shares
and 4 749 retention
shares)
R461 345.92 22 October 2023
20 October 2021 39 275 (31 420
performance shares
and 7 855 retention
shares)
R532 176.25 20 October 2024
Name

of

director

of

Ergo

Mining

Proprietary
Limited: Henry Gouws
Vesting
Number of conditional shares subject to
Vesting:

177

498

(141

998

performance

shares

and

35

500
retention shares)
Deemed value of vested conditional shares: R2 618 095.50 (note 1)
Sales
Transaction 1:
-

Number of DRDGOLD Shares:
25 203
-

Total

value of transaction:
R353 593.05

Transaction 2:
-

Number of DRDGOLD Shares:
152 295
-

Total

value of transaction:
R2 134 767.75
The table below provides a summary

of the participation by Mr

Henry Gouws in the LTI Scheme, following
the abovementioned Vesting:
Grant date Number of
conditional shares
awarded which
remain subject to
vesting
Deemed value

(note 2)
Vesting date
2 December 2019 177 498 (141 998
performance shares
and 35 500 retention
shares)
R1 091 612.70 2 December 2022 (note 3)
22 October 2020 110 383 (88 306
performance shares
and 22 077 retention
shares)
R2 144 741.69 22 October 2023
20 October 2021 182 585 (146 068
performance shares
and 36 517 retention
shares)
R2 474 026.75 20 October 2024
Name

of

director

of

Ergo

Mining

Proprietary
Limited: Mark Burrell
Vesting
Number of conditional shares subject to Vesting:

117

639

(94

111

performance

shares

and

23

528
retention shares)
Deemed value of vested conditional shares: R1 735 175.25 (note 1)
Sales
Transaction 1:
-

Number of DRDGOLD Shares:
16 704
-

Total

value of transaction:
R234 353.78
Transaction 2:
-

Number of DRDGOLD Shares:
100 935
-

Total

value of transaction:
R1 414 838.19

Grant date Number of
conditional shares
awarded which
remain subject to
vesting
Deemed value

(note 2)
Vesting date
2 December 2019 117 639 (94 111
performance shares
and 23 528 retention
shares)
R723 479.85 2 December 2022 (note 3)
22 October 2020 73 158 (58 526
performance shares
and 14 632 retention
shares)
R1 421 459.94 22 October 2023
20 October 2021 121 011 (96 809
performance shares
and 24 202 retention
shares)
R1 639 699.05 20 October 2024
The table below provides a summary

of the participation by Mr Mark

Burrell in the LTI

Scheme, following
the abovementioned Vesting:
Name

of

director

of

Far

West

Gold

Recoveries
Proprietary Limited: Henriette Hooijer
Vesting
Number of conditional shares subject to Vesting:

80 293 (64

234 performance shares

and 16 059

retention

shares)
Deemed value of vested conditional shares: R1 184 321.75 (note 1)
Sales
Transaction 1:
-

Number of DRDGOLD Shares:
5 301
-

Total

value of transaction:
R74 371.97
Transaction 2:
-

Number of DRDGOLD Shares:
32 035
-

Total

value of transaction:
R449 044.85
The table below provides a summary of the participation by Ms Henriette Hooijer in the LTI

Scheme,
following
the abovementioned Vesting:
Grant date Number of
conditional shares
awarded which
remain subject to
vesting
Deemed value

(note 2)
Vesting date
2 December 2019 80 293 (64 234
performance shares
and 16 059 retention
shares)
R493 801.95 2 December 2022 (note 3)

22 October 2020 62 415 (49 932
performance shares
and 12 483 retention
shares)
R1 212 723.45 22 October 2023
20 October 2021 103 242 (82 594
performance shares
and 20 648 retention
shares)
R1 398 929.10 20 October 2024
Name

of

director

of

Far

West

Gold

Recoveries
Proprietary Limited: Kevin Kruger
Vesting
Number of conditional shares subject to Vesting:

146

977

(117

581

performance

shares

and

29

396
retention shares)
Deemed value of vested conditional shares: R2 167 910.75 (note 1)
Sales
Transaction 1:
-

Number of DRDGOLD Shares:
20 869
-

Total

value of transaction:
R292 787.90

Transaction 2:
-

Number of DRDGOLD Shares:
126 108
-

Total

value of transaction:
R1 767 696.19

The table below provides a summary of the participation by Mr Kevin Kruger in the LTI Scheme, following the abovementioned Vesting:
Grant date Number of
conditional shares
awarded which
remain subject to
vesting
Deemed value

(note 2)
Vesting date
2 December 2019 146 977 (117 581
performance shares
and 29 396 retention
shares)
R903 908.55 2 December 2022 (note 3)
22 October 2020 91 403 (73 122
performance shares
and 18 281 retention
shares)
R1 775 960.29 22 October 2023
20 October 2021 151 190 (120 952
performance shares
and 30 238 retention
shares)
R2 048 624.50 20 October 2024
Notes :
1.

Deemed value is based on the closing price of a DRDGOLD Share on the date immediately preceding the date of vesting, being R14.75 on 1 December 2021.
2.

Deemed value

is based

on the

DRDGOLD Share

price on

the grant

date, being

R6.15 on

2 December

2019,
R19.43 on 22 October 2020 and R13.55 on 20 October 2021.

3.

50% of

the Awards

made in

December 2019

vested in

2021 (being

2 years

after the

grant date)

and the

remaining
50% will vest in December 2022 (being 3 years after the grant date), subject to the rules of the LTI Scheme.
In compliance

with paragraph

3.66 of

the JSE

Limited Listings

Requirements, prior clearance

was obtained
from

the

chairman

of

the

board

of

directors

of

DRDGOLD.

The

abovementioned

transactions

were
completed outside of a closed period.

Johannesburg
7 December 2021
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